UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated December 29, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains a Stock Exchange Announcement dated 29 December 2022 entitled ‘Vodafone Announces Final Results Of Tender Offer’.

RNS Number: 2048L

Vodafone Group Plc

29 December 2022

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

VODAFONE GROUP PUBLIC LIMITED COMPANY ANNOUNCES FINAL RESULTS OF CASH TENDER OFFER FOR UP TO $2,300,000,000 IN AGGREGATE PRINCIPAL AMOUNT OF ITS 4.375% NOTES DUE MAY 2028

(Newbury, Berkshire - England) - December 29, 2022 - Vodafone Group Plc ("Vodafone" or the "Company") announces the final results of its previously announced cash tender offer (the “Offer”) to purchase up to $2,300,000,000 in aggregate principal amount (the “Aggregate Offer Limit”) of its outstanding 4.375% Notes due May 2028 (the "Notes") upon the terms of, and subject to the conditions set forth in the offer to purchase dated November 29, 2022 (the "Offer to Purchase"). On December 2, 2022, the Company successfully completed an offering of New Notes, satisfying the New Financing Condition to the Offer.

The Offer expired at 5:00 p.m., New York City time, on December 28, 2022 (the "Expiration Time"). According to information provided by the Information and Tender Agent for the Offer, $2,099,496,000 aggregate principal amount of the Notes were validly tendered. This includes (i) $2,098,846,000 in aggregate principal amount of the Notes that were validly tendered and not validly withdrawn pursuant to the Offer at or prior to 11:59 p.m., New York City time, on December 12, 2022 (the “Early Tender Time”), and (ii) an additional $650,000 in aggregate principal amount of the Notes, validly tendered and not validly withdrawn after the Early Tender Time but at or prior to the Expiration Time. Subject to the satisfaction or waiver of the conditions to the Offer (as described in "Description of the Offer — Conditions to the Offer" in the Offer to Purchase), in the sole and absolute discretion of the Company, the Company will accept for purchase, and pay for, all of the Notes that were validly tendered and not validly withdrawn after the Early Tender Time but at or prior to the Expiration Time; such payment is expected to be made on December 30, 2022 (the “Final Settlement Date”). All Notes validly tendered and not validly withdrawn at or prior to the Early Tender Time and accepted for purchase were paid in full by the Company on December 14, 2022 (the “Early Settlement Date”).

Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase.

The following table sets forth the aggregate principal amount of Notes validly tendered and not validly withdrawn in the Offer at or prior to the Expiration Time, as reported by the Information and Tender Agent:

Title of Security	CUSIP / ISIN	Aggregate Principal Amount Tendered	Aggregate Offer Limit	Purchase Price Consideration(1)	Early Tender Premium(2)	Total Consideration(3)	Aggregate Principal Amount Accepted
4.375% Notes due May 2028	92857W BK5 / US92857WBK53	$2,099,496,000	$2,300,000,000	$970(4)	$30(4)	$1,000(4)	$2,099,496,000

(1)	For each $1,000 principal amount of Notes tendered at or prior to the Expiration Time and accepted for purchase.
(2)	For each $1,000 principal amount of Notes tendered at or prior to the Early Tender Time and accepted for purchase.
(3)	The Total Consideration equals the sum of the Purchase Price Consideration and the Early Tender Premium.
(4)	Does not include Accrued Interest, which will also be paid in addition to the Purchase Price Consideration or the Total Consideration, as applicable.

Holders of Notes who validly tendered Notes after the Early Tender Time but at or prior to the Expiration Time in the manner described in the Offer to Purchase are not eligible to receive the Early Tender Premium and therefore will only receive the Purchase Price Consideration, plus accrued and unpaid interest on such Notes to, but not including, the Final Settlement Date. Interest will cease to accrue on the Final Settlement Date for all such Notes accepted.

The obligation of the Company to accept for purchase, and to pay for, Notes validly tendered and not validly withdrawn pursuant to the Offer is subject to, and conditioned upon, the satisfaction or waiver of certain conditions as set forth in the Offer to Purchase, in the sole and absolute discretion of the Company.

The Company has retained Merrill Lynch International, NatWest Markets Securities Inc. and RBC Capital Markets, LLC as Dealer Managers and D.F. King as Information and Tender Agent (the “Information and Tender Agent”) for the purposes of the Offer.

Questions regarding procedures for tendering Notes may be directed to D.F. King at +44 20 7920 9700 (London), +1 (212) 269-5550 (New York City) or +1 (877) 732-3614 (New York City toll-free), or by email to vodafone@dfkingltd.com. Questions regarding the Offer may be directed to Merrill Lynch International at +1 (888) 292-0070 (toll free), +1 (980) 387-3907 or +44-20-7996-5420 (in London) or by email to dg.lm-emea@bofa.com, to NatWest Markets Securities Inc. at +1 (800) 231-5380 (toll free), +1 (203) 897 6166 or +44 20 7678 5222 (in London) or by email at liabilitymanagement@natwestmarkets.com and to RBC Capital Markets, LLC at +1 (877) 381-2099 (toll free), +1 (212) 618-7843 or +44 20 7029 7063 (in London) or by email at liability.management@rbccm.com.

This announcement is for informational purposes only and does not constitute an offer to buy, or a solicitation of an offer to sell, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Offer are only being made pursuant to the Offer to Purchase. Holders of the Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Offer.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for, or otherwise invest in, New Notes in the United States. The New Notes mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”). The New Notes may not be offered or sold in the United States or to, or for the account or benefit of, US persons (as such term is defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. There will be no public offer of securities in the United States.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by each of the Company, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.

Offer and Distribution Restrictions

Italy

None of the Offer, this announcement, the Offer to Purchase or any other document or materials relating to the Offer has been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are located in Italy can tender Notes for purchase in the Offer through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB, the Bank of Italy or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offer.

United Kingdom

The communication of this announcement and the Offer to Purchase and any other documents or materials relating to the Offer is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

The Offer is not being made, directly or indirectly, and none of this announcement, the Offer to Purchase or any other document or material relating to the Offer has been or shall be distributed, to the public in the Republic of France other than to qualified investors (investisseurs qualifiés) within the meaning ascribed to them in, and in accordance with, Article 2(e) of the Regulation (EU) 2017/1129. Neither this announcement nor the Offer to Purchase has been or will be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium

Neither this announcement, the Offer to Purchase nor any other brochure, document or material related thereto has been, or will be, submitted or notified to, or approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten). In Belgium, the Offer does not constitute a public offering within the meaning of Articles 3, §1, 1 and 6 of the Belgian Law of April 1, 2007 on takeover bids (loi relative aux offres publiques d’acquisition/wet op de openbare overnamebiedingen) (the “Belgian Takeover Law”), as amended or replaced from time to time. Accordingly, the Offer may not be, and is not being advertised, and this announcement, as well as any brochure, or any other material or document relating thereto (including any memorandum, information circular, brochure or any similar document) may not, has not and will not be distributed, directly or indirectly, to any person located and/or resident within Belgium, other than (i) those who qualify as qualified investors (investisseurs qualifiés/qekwalificeerde beleggers), within the meaning of Article 2(e), of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC acting on their own account; and (ii) in any circumstances set out in Article 6, §4 of the Belgian Takeover Law. Accordingly, the information contained in this announcement, the Offer to Purchase or in any brochure or any other document or material relating thereto may not be used for any other purpose, including for any offering in Belgium, except as may otherwise be permitted by law, and shall not be disclosed or distributed to any other person in Belgium.

General

This announcement does not constitute an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes in the Offer will not be accepted from Holders) in any circumstances in which such offer or solicitation or acceptance is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer and any Dealer Manager or any of the Dealer Managers’ affiliates is such a licensed broker or dealer in any such jurisdiction, the Offer shall be deemed to be made by such Dealer Manager or such Dealer Manager’s affiliate, as the case may be, on behalf of the Company in such jurisdiction.

Each tendering Holder participating in the Offer will be deemed to give certain representations in respect of the jurisdictions referred to below and generally as set out in the section titled “Description of the Offer—Procedures for Tendering Notes—Other Matters” in the Offer to Purchase. Any tender of Notes for purchase pursuant to the Offer from a Holder that is unable to make these representations will not be accepted. Each of the Company, the Dealer Managers and the Information and Tender Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Offer, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Company determines (for any reason) that such representation is not correct, such tender shall not be accepted.

Forward-Looking Information

This announcement contains certain forward-looking statements which reflect the Company’s intent, beliefs or current expectations about the future and can be recognized by the use of words such as “expects,” “will,” “anticipate,” or words of similar meaning. These forward-looking statements are not guarantees of any future performance and are necessarily estimates reflecting the best judgment of the senior management of the Company and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements, which include, without limitation, the risk factors set forth in the Offer to Purchase. The Company cannot guarantee that any forward-looking statement will be realized, although it believes it has been prudent in its plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: December 29, 2022	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary